Mail Stop 4561

      October 21, 2005

Steven D. Rudnik
Chief Executive Officer, President and
Director
Magnitude Information Systems, Inc.
401 State Route 24
Chester, NJ 07930


	Re:	Magnitude Information Systems, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
		Filed March 30, 2005
		File No. 000-32485

Dear Mr. Rudnik:

	We have reviewed your response to our letter dated September
8,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Consolidated Statements of Operations, page 3

1. Please refer to comment 1 of our letter dated September 8, 2005.
We note in your response that you believe that you have properly reflected the stock based compensation as one line item in your consolidated statements of operations as all relate to selling, general and administrative expense. As noted in our previous comment, stock based compensation related to selling, general and administrative expenses can continue to be shown as one line item in your statements of operations. However, you must provide either a footnote disclosure or disclosure below your statement of operations indicating that all of your stock based compensation relates to selling, general and administrative expenses. Revise your presentation by allocating the total amount of stock based compensation expense to the selling, general and administrative expense line item or provide the appropriate disclosure on the face of the statements of operations or in a footnote indicating that such stock based compensation relates solely to selling, general and administrative expense.

Summary of Significant Accounting Policies

Securities Issued for Services, page 10

2. Please refer to comment 2 and 3 of our letter dated September
8,
2005. We are unable to conclude on your response as it relates to the fair value of your options/warrants issued to non-employees and employees for services until you file your amendment with the revised financial statements and disclosures. Please ensure that when you file the amended Exchange Act reports you supplementally provide the
Staff with detailed support to your revisions, including the adjustments to periods prior to January 1, 2003.

3. Please refer to comment 4 of our letter dated September 8, 2005.
We reissue our previous comment to provide us with a schedule of options/warrants granted in exchange for services to both employees and non-employees that includes (a) the date of grant, (b) the number of option granted, (c) the name of the recipient, and (d) the fair value of the options/warrants and the assumptions and method used to determine such value. This schedule should be provided for each period in which an income statement is presented, including the interim period through the date of your response.

General

4. Tell us how you will consider the revisions to your financial statements in disclosing information relating to your disclosure controls and procedures and your internal controls, pursuant to Item
307 and 308 of Regulation S-K in your periodic Exchange Act
reports.
In this regard, we note your current disclosure in your Form 10-
KSB
and subsequent 10-QSB`s that your Chief Executive Officer and
Chief
Financial Officer have concluded that your disclosure controls and procedures were effective. Tell us whether you consider your disclosure controls and procedures effective as of the end of the periods covered by these reports notwithstanding the recent restatement in your 10-KSB for the year ended December 31, 2004 and your 10-QSB`s for the quarters ended March 31, 2005 and June 30,
2005
and tell us whether you considered Exchange Act Rule 13a-15(e) and the requirement that your controls and procedures ensured that information required to be disclosed by you in the reports that are filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. If necessary, please revise to expressly identify any material weaknesses in your internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness or conversely state that even as a result of the internal control concerns that caused your recent restatement, you did not have a material weakness or significant deficiencies.

5. We note from your responses that you plan on amending your 2004 10-KSB and subsequent 10-QSB filings. Tell us what consideration you have given to filing and Item 4.02 8-K in connection with the restatement of your financial statements in the aforementioned filings.

6. In connection with our prior comment letter dated September 8, 2005, we note that you did not provide, as previously requested, a statement in writing that the company acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide us with these acknowledgements and be advised that a letter signed by counsel would not satisfy the requirement of this comment. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Patrick Gilmore at (202) 551-3406 or me at
(202)
551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Steven D. Rudnik
Magnitude Information Systems, Inc.
October 21, 2005
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